EXHIBIT A

SCHEDULE OF TRANSACTIONS

Reporting Person	Date of Transaction	Number of Shares Acquired	Approximate Price Per Share
Juniper Public Fund	September 18, 2015	(1,735)	$4.53
Juniper Public Fund	September 21, 2015	(300)	$4.52
Juniper Public Fund	September 22, 2015	(215)	$4.52
Juniper Public Fund	September 23, 2015	(400)	$4.52
Juniper Public Fund	September 24, 2015	(26)	$4.52
Juniper Public Fund	September 25, 2015	(1,401)	$4.52
Juniper Public Fund	October 15, 2015	(1,400)	$4.52
Juniper Public Fund	October 20, 2015	(700)	$4.52
Juniper Public Fund	October 21, 2015	(20)	$4.52
Juniper Public Fund	November 16, 2015	(8,938)	$4.55
Juniper Public Fund	November 17, 2015	(3,900)	$4.60